

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 1, 2022

Eric Hanson
Chief Financial Officer
Lifeway Foods, Inc.
6431 West Oakton
Morton Grove, IL 60053

      Re: Lifeway Foods, Inc.
             Form 10-K for the Year Ended December 31, 2021
             Filed July 21, 2022
             File No. 000-17363

Dear Eric Hanson:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Manufacturing